September 7, 2001




Board of Trustees
  PHS Bancorp, M.H.C.
  Peoples Home Savings Bank
Board of Directors
  PHS Bancorp, Inc.
744 Shenango Road
Beaver Falls, Pennsylvania  15010

Re: Plan of Conversion and Reorganization of PHS Bancorp, M.H.C. and, Plans of Merger Between PHS Bancorp, M.H.C., PHS Bancorp, Inc. and, Peoples Home Savings Bank, Beaver Falls, Pennsylvania

Gentlemen:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the "Plan") adopted by the Board of Trustees of PHS Bancorp, M.H.C. (the "Mutual Holding Company") and Peoples Home Savings Bank (the "Bank"), and the Board of Directors of PHS
Bancorp, Inc. (the "Mid-Tier"). The Plan provides for the conversion of the Mutual Holding Company into the capital stock form of organization, to be named PHSB Financial Corporation (the "Holding Company"). The Mutual Holding Company currently owns a majority of the common stock of the Mid-Tier, a Pennsylvania stock holding company (the "Holding Company"), which owns 100 percent of the common stock of the Bank, a state stock savings bank which is headquartered in Beaver Falls, Pennsylvania. Pursuant to the Conversion, the Holding Company will sell shares of common stock in an offering that will represent the ownership interest in the Holding Company now owned by the Mutual Holding Company.

         We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Holding Company are to be issued to: (1) Eligible Account Holders; (2) the tax-qualified employee stock benefit plans;
(3) Supplemental Eligible Account Holders; and (4) Current Depositors. Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

          (1) the subscription rights will have no ascertainable market value; and,

          (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.


         Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Holding Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                                                         Sincerely,




                                                         /s/RP FINANCIAL, LC.